UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc
(the 'Company')

Transfer of Treasury Shares

On 10 February 2020, the Company transferred 25,800,000 ordinary shares of 25 pence each ("Ordinary Shares") that were held by the Company in treasury ("Treasury Shares") to JPMorgan Chase Bank, N.A. the depositary of the Company's American depositary receipts ("ADR") programme, to procure the issuance and transfer of 12,900,000 ADRs of the Company to the GlaxoSmithKline (US) Trust (the "Trust") to be used to satisfy awards granted under the Company's Deferred Annual Bonus Plan, Performance Share Plan and Share Value Plan. The consideration received from the trustee of $43.95 per ADR, representing $21.975 per Ordinary Share, was funded by a contribution to the Trust from GlaxoSmithKline LLC.

Following the transfer, the Company's issued share capital consisted of 5,384,119,172 Ordinary Shares, of which 367,705,950 were held as Treasury Shares.

Therefore, the total number of voting rights in the Company is 5,016,413,222. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

V A Whyte
Company Secretary

11 February 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: 11 February, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc